SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

         MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD
       INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC;
  MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL
   FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON
      SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC;
        STEVEN GOLD; MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.;
                               and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                       Amount of
         Valuation*                                        Filing Fee

         $6,160,000                                        $725.03

* For purposes of calculating the filing fee only. Assumes the purchase of 308,000 Units at a purchase price equal to $20.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $725.03
         Form or Registration Number: SC TO-T
         Filing Party:  MacKenzie Patterson Fuller, Inc.
         Date Filed:  April 1, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of March 7, 2005, amended April 1, 2005 and April 21, 2005, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 308,000 Units of limited partnership interest (the "Units") in Meridian Healthcare Growth and Income Fund Limited Partnership, a Delaware limited partnership (the "Partnership"), the subject company, at a purchase price equal to $20.00 per Unit, less the amount of any distributions declared or made with respect to the Units between May 20, 2005 and June 16, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2005, as amended, (the "Offer to Purchase") and the related Letter of Transmittal. As of the date hereof, a total of 74,030 Units have been tendered by securities holders and not withdrawn. No other Units have been tendered to date. This amendment increases the Offer Price by $0.37 per Unit to offset the decrease in the Offer Price by the $0.37 per Unit distribution declared by the General Partner, leaving the Offer Price at $20 per Unit.

Section 6 of the Offer is amended by adding the following: Certain partnerships are classified as "publicly traded partnerships" and, subject to certain exceptions, are taxed as corporations for federal income tax purposes. A partnership is a publicly traded partnership if the partnership interests are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent of a secondary market). The Units are not traded on an established securities market. In the unlikely event that the Partnership becomes a "publicly traded partnership" and is not excepted from federal income tax, there would be several adverse tax consequences to the Unit holders. For instance, the Partnership would be regarded as having transferred all of its assets (subject to all of its liabilities) to a newly-formed corporation in exchange for stock which would be deemed distributed to the Unit holders in liquidation of their interests in the Partnership. In addition, if the Partnership is deemed to be a "publicly traded partnership," then special rules under Code Section 469 govern the treatment of losses and income of the Fund.

Schedule 1 to the Offer is amended by adding the following: The Purchasers intend, if the Offer is fully subscribed, to allocate the Units among themselves as follows: MPF DeWaay Premier Fund, LLC, 17,500 Units; Mackenzie Patterson Special Fund 7, LLC, 12,500 Units; MPF Special Fund 8, LLC, 7,500 Units; MP Value Fund 7, LLC, 7,500 Units; Accelerated High Yield Institutional Fund, Ltd., L.P., 7,500 Units; Accelerated High Yield Institutional Investors, Ltd., L.P., 10,000 Units; MP Falcon Fund, LLC, 10,000 Units; MP Falcon Growth Fund 2, LLC, 10,000 Units; MPF Income Fund 22, LLC, 17,500 Units; MPF DeWaay Fund 2, LLC, 17,500 Units; Mackenzie Patterson Special Fund 5, LLC, 15,000 Units; Mackenzie Patterson Special Fund 6, LLC, 10,000 Units; Mackenzie Patterson Special Fund 6-A, LLC, 10,000 Units; MPF Acquisition Co. 3, LLC, 13,250 Units; Moraga Gold, LLC, 50,000 Units; Steven Gold, 10,000 Units; MPF-NY 2005, LLC, 50,000 Units; and Mackenzie Patterson Fuller, Inc., 32,250 Units. We will determine modifications to this allocation based upon the number of Units tendered. Priority is given to Purchasers which already hold Units, then to Purchasers which raised capital first, then to the remaining Purchasers in equal shares. Units will be allocated according to this priority until the maximum number of Units listed above are allocated to Purchasers within a given priority, then Units will be allocated similarly among Purchasers in the next level of priority, until all Units are allocated; provided that MPF-NY 2005 will receive at least 10% of all Units tendered.

Item 12. Exhibits.
         --------

         (a)(1) Revised Offer to Purchase dated March 29, 2005*

         (a)(2) Amended Letter of Transmittal*

         (a)(3) Form of Letter to Unit holders dated March 7, 2005*

         (a)(4) Form of Letter to Unit holders dated April 1, 2005*

         (a)(5) Form of Press Release April 1, 2005*

         (a)(6) Form of Letter to Unit holders dated April 21, 2005*

         (a)(7) Form of Press Release April 21, 2005*

         (a)(8) Form of Letter to Unit holders dated May 20, 2005

         (a)(9) Form of Press Release May 20, 2005

         (b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 7, 2005, April 1, 2005, and April 21, 2005.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 20, 2005

MPF DEWAAY PREMIER FUND, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.
ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.
MP FALCON FUND, LLC
MP FALCON GROWTH FUND 2, LLC
MPF INCOME FUND 22, LLC
MPF DEWAAY FUND 2, LLC
MACKENZIE PATTERSON SPECIAL FUND 5, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
STEVEN GOLD
MPF-NY 2005, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson
---------------------------------

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Revised Offer to Purchase dated March 29, 2005*

(a)(2)            Amended Letter of Transmittal*

(a)(3)            Form of Letter to Unit holders dated March 7, 2005*

(a)(4)            Form of Letter to Unit holders dated April 1, 2005*

(a)(5)            Form of Press Release*

(a)(6)            Form of Letter to Unit holders dated April 21, 2005*

(a)(7)            Form of Press Release April 21, 2005*

(a)(8)            Form of Letter to Unit holders dated May 20, 2005

(a)(9)            Form of Press Release May 20, 2005

(b)- (h)          Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on March 7, 2005, April 1, 2005, and April 21, 2005.